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Mark Guirgis · 3rd

HigherGround Finance, LLC, Founder

Fairfax, Virginia · 500+ connections · **Contact info**

HigherGround Finance, LLC

The George Washington
University School of...

About

· Consultant CFO for small and emerging growth companies
· Over 25 years of senior financial experience with public and private companies, commercial, governmental and non-profit organizations
· Specialize in managing all aspects of a company's financial, HR and other support operations for optimum performance so Owners/CEOs can focus on business growth
· Assisted multiple start-up ventures with fund-raising, developing business plans and the establishment of finance and HR functions
· Negotiated financing arrangements with banks, vendors and equipment providers and restructured existing credit facilities to enhance cash flow
· Arranged and oversaw 409(a) valuations of private companies for stock option plans as well as selection of and implementation of the right type of plan based on company needs
· Managed enterprise risk management, including domestic and international insurance, tax strategy and compliance
· Experienced in converting cash-based financial statements to accrual for bank lending documents and other strategic transactions
· Raised over $2 Billion in debt and equity in the public and private capital markets
· Successfully closed 25 M&A transactions
· Guest lecturer at Georgetown University's and The George Washington University's Schools of Continuing Education;
· MBA in Finance and Investments from The George Washington University, BA in Economics from The State University of New York at Stony Brook

Specialties:
- Financial operations
- Operational review and improvement strategies
- Capital Markets Transactions
- Financial Planning & Analysis and Key Performance Indicators
- Treasury, Insurance and Cash Management
- Mergers & Acquisitions
- Strategic Planning

Experience

Founder

HigherGround Finance, LLC

Apr 2014 – Present · 5 yrs 11 mos

Fairfax, VA

HigherGround's mission is to offer small and growing companies executive-level financial oversight at a fraction of the cost of a full-time CFO. HigherGround is your internal CFO and strategic advisor as your business grows. There is a real cost to not engaging the expertise of a senior financial advisor; HigherGround will help you mitigate that risk.

Some of HigherGround's services include:
- Managing an existing or helping to establish a finance team so that owners can focus on

growing their business/   ...see more

Executive Vice President and Chief Financial Officer
Santeon Group, Inc.
Jul 2011 – Mar 2014 · 2 yrs 9 mos

Manage all aspects of accounting, finance, planning and analysis, SEC reporting, cash flow management, external audit relationship, Board of Directors updates, investor relations, external financing, contract negotiations, oversight of billing, collections, vendor management, human resources, facilities and legal.

CFO
AxonConnected
2012 · less than a year

Manage financial operations, prepare investment financing presentations and strategic financial plans.



Vice President, Financial Planning & Treasurer
PRIMUS Telecommunications Group, Incorporated
Oct 1998 – Mar 2011 · 12 yrs 6 mos

Financial planning and analysis, domestic and international mergers and acquisitions, capital markets transactions, cash management, contract negotiation, risk management and financial operations.

Contractor
Mission Essential Personnel, LLC
2011 · less than a year

Evaluated financing alternatives

Show 1 more experience ∨

Education



The George Washington University School of Business
MBA, Finance and Investments
1995 – 1998



Stony Brook University
B.A., Economics
1985 – 1989

Skills & Endorsements

Finance · 39

 Endorsed by **Robert Nice, MBA,CA, who is highly skilled at this**

 Endorsed by **6 of Mark's colleagues at Primus.ca**

Corporate Finance · 30

 Endorsed by **6 of Mark's colleagues at Primus.ca**

Due Diligence · 28

 Endorsed by **7 of Mark's colleagues at Primus.ca**

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Recommendations

Received (3)   Given (6)



Mary Sorial
Auditor with Federal
Government
March 26, 2009, Mary worked
with Mark but at different
companies

Mark is one of the most hard working and dedicated people I
know. He takes his work seriously and does a great job of being
thorough.

John Sorial
Founder & Managing
Partner at TaDah Foods
March 25, 2009, Mark was
senior to John but didn't
manage directly

I am not one for hyperbole, but Mark Guirgis is one of the
smartest, hardest working, and kindest executives that I have
ever had the pleasure of working with. There are many executives
out there who are astute and hard-working but not many of them
inspire the confidence and respect that Mark does. H... **See more**

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Accomplishments

1 Language
   Arabic   ⌄

Interests


Jumpcurve Online LLC
8 followers


Treasury & Risk Technology
2,902 members


Primus.ca
7,252 followers


Stony Brook University
9,406 members


Stony Brook University
142,743 followers


The George Washington Universit...
59,662 followers

See all